

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-mail
L. Allen Baker, Jr.
President and Chief Executive Officer
LTN Staffing, LLC
14900 Landmark Boulevard, Suite 300
Dallas, Texas 75254

> **Re: LTN Staffing, LLC**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 29, 2013**
> **CIK No. 0001474903**

Dear Mr. Baker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Pro Forma Balance Sheet, page 19

1.   You disclose in Note A at page 20 that the final valuation may result in the recognition of different amounts for identifiable intangible assets. If the range of possible outcomes, including possible changes in amortization periods, may have a material impact on the pro forma information, please disclose the amount of possible changes in estimated amortization expense.

Note 10 – Equity, page F -19

2.   We note your response to comment 22. Please expand the disclosure in Note 10 or in the critical accounting policies and estimates section at page 39 to describe in detail the method and significant assumptions you used to estimate the fair value of the Class B Units at the grant date. In your disclosures please address the consideration given to the

L. Allen Baker, Jr.
LTN Staffing, LLC
August 6, 2013
Page 2

rights of these units to participate in future conversions or capital transactions, such as the conversion to common stock of BG Staffing disclosed in the filing.

3.   We refer to the employment agreement in Exhibit 10-6, Article 2, 2.01 (c) Equity, which refers to grant price of $0.58 per unit. Please revise note 10 to disclose the grant price of Class B Units, if applicable.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        William P. Bowers, Esq.
        Fulbright & Jaworski, L.L.P.